FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 12, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated June 12, 2003

NDT VENTURES LTD.

PRESS RELEASE

June 12, 2003                                                                                                                                           #03-15

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Acquires Large Untested Gold Target in Nevada

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) is pleased to announce that the Company has acquired mineral claims covering a large untested gold system in northern Nye County, Nevada.  The Round Mountain gold mine (+13 million ounces of  production/reserves) lies 20 kilometres to the southeast of the property and the Northumberland gold deposit (+500,000 ounces of production) is situated approximately 9 kilometers northwest. The property, called Pasco Canyon, is a large upper level volcanic hosted epithermal gold system currently held by AuEx, L.L.C., an experienced private Reno based mineral exploration company.

At Pasco Canyon, silicified, veined and brecciated volcanics outcrop on the edge of a range front over an area measuring approximately 400 by 600 meters.  Mineral textures include bladed calcite replaced by silica, strong hydrothermal brecciation and vein stockworks of chalcedonic quartz.  Gold values up to 200 ppb have been obtained in outcrop in association with high arsenic and mercury.  These geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing mineral system.  Magnetic data shows a large distinct low adjacent to mineralized outcrops suggesting that the hydrothermal system extends easterly across the range front fault into the pediment area. This large target zone is localized where a regionally extensive east-west linear intersects the northerly trending range front fault system.

Pasco Canyon is well positioned within a highly mineralized metallogenic province of Nevada and it is unusual that this large gold bearing occurrence remained undiscovered until recently. The property has previously received only minimal surface evaluations and has never been drilled.  The priority exploration area will be along the range front fault system that is considered the main control to mineralization.  Geologically, Pasco Canyon has similarities to Round Mountain and has the potential for both high grade veins and volcanic hosted disseminated mineralization. The Company will shortly commence a surface exploration program to better define specific targets for drill testing.

NDT can earn an initial 51% interest in Pasco Canyon over a five year period by making cash payments totaling $500,000, issuing 750,000 common shares of NDT and by completing $500,000 in exploration costs.  The Company can increase their interest to 70% by taking the project to feasibility. The first year requirement consists of a $5,000 cash payment, 75,000 shares and a work commitment to include drilling. The agreement is subject to regulatory approval.

The Company is also actively evaluating several additional gold properties and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments. Elsewhere, planning is underway in conjunction with Navigator Exploration Ltd. for an aggressive program this summer on the newly acquired Melville Diamond Project.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: June 12, 2003